Exhibit 21.1
Subsidiaries of the Registrant

Name	State/Jurisdiction of Incorporation

Jazz Pharmaceuticals Ireland Limited	Ireland
Jazz Financing I DAC	Ireland
Jazz Capital Ltd	Ireland
Jazz Pharmaceuticals, Inc.	Delaware
Celator Pharmaceuticals, Inc	Delaware
Jazz Pharmaceuticals Europe Holdings Limited	Gibraltar
Jazz Investments Europe Limited	Malta
Jazz Pharmaceuticals France SAS	France
Gentium S.r.L.	Italy
Jazz Pharmaceuticals International Limited	Bermuda
Jazz Investments I Limited	Bermuda
Jazz Pharmaceuticals UK Limited	United Kingdom